Exhibit 99.(a)(1)(B)

FROM:	Harvey W. Schiller, Ph.D.
SUBJECT:	GlobalOptions Group, Inc. Offer to Exchange Certain Outstanding Options for Restricted Stock Units
DATE:	May 28, 2008

GlobalOptions Group, Inc. (the “Company”) is happy to offer you the opportunity to participate in an offer to exchange certain of your outstanding options for restricted stock units (the “Offer”). Many of the currently outstanding stock options held by our employees, officers, directors, consultants and advisors are “underwater,” which means that the per share exercise prices of such stock options are greater than the current market price of our common stock. In recognition of the fact that equity awards are a valuable motivation and retention tool and, as such, help to align employee, officer, director consultant, advisor and stockholder interests, the Board of Directors has approved the Offer, which will allow you to exchange certain stock options for restricted stock units to be granted under the Company’s 2006 Long-Term Incentive Plan (the “Plan”). A restricted stock unit is essentially a promise by us to issue common stock to you in the future, as described below, and is structured to help insure that you receive appropriate incentive to continue to help grow our business.

It is very important that you read and try to understand and act on the materials describing the Offer that are included with this letter. The various summaries in this letter and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”) are a good starting point. We urge you to take the time to study the materials, ask any questions that will help you better understand the materials, and make an informed decision whether or not to participate. If you do nothing, you will effectively be making a decision not to participate in the Offer and you will retain your current stock options under their current terms and conditions, including their exercise prices.

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A restricted stock unit is an equity grant valued in terms of our common stock, but shares of common stock are not issued at the time of the grant of a restricted stock unit. Instead, after you satisfy any vesting requirements, such as continued employment with or service to the Company, and you have furnished the Company with sufficient funds to satisfy the Company’s withholding obligations, we will distribute to you the number of shares of common stock equal to the number of vested restricted stock units.

•	You may only exchange outstanding options that were granted prior to January 1, 2008 under our 2005 Stock Option Plan, 2006 Stock Option Plan or the Plan.

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The number of restricted stock units you will receive will depend on the number of shares of common stock you are eligible to receive upon the exercise of your eligible options, whereby you will receive one (1) restricted stock unit for every three (3) eligible options you hold.  If any particular grant of eligible options you exchange is not divisible by three (3), the number of restricted stock units that you will be granted in exchange for the cancellation of such grant of eligible options will be rounded up to the nearest whole number of restricted stock units.

•	The restricted stock units will vest according to the following, subject to your continued eligibility to participate in the Plan on each relevant vesting date:

•	None of the restricted stock units will be vested on the restricted stock unit grant date;

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For directors and certain executive officers of the Company, the restricted stock units will vest in three (3) equal annual installments; 1/3 on the first anniversary of their grant date, 1/3 on the second anniversary of their grant date, and 1/3 on the third anniversary of their grant date; and

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For all other recipients of restricted stock units, the restricted stock units will vest in two (2) equal annual installments; 1/2 on the first anniversary of their grant date and 1/2 on the second anniversary of their grant date.

•	If you become ineligible to participate in the Plan (for example, by terminating your employment with the Company) before any of your restricted stock units vest, you will forfeit the award.

We expect that the offer will end on June 25, 2008 and the restricted stock unit grant date will be the next business day.

The Offer is being made under the terms and subject to the conditions of the Offer to Exchange and exhibits thereto, which are available in our SEC filing which can be accessed through the investor relations portion of the Company’s website at http://www.globaloptions.com or the U.S. Securities and Exchange Commission’s website at http://www.sec.gov. You should read all of these documents carefully before you decide whether or not to participate in the Offer.

Your participation in the Offer is entirely voluntary, and involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Offer. If you choose not to participate, you will retain your current stock options under their current terms and conditions, including their exercise prices.

If you choose to participate in the Offer, you must deliver the completed election form via facsimile (to (212) 445-0053), e-mail (via PDF or similar imaged document file to ExchangeOffer@GlobalOptionsGroup.com), U.S. mail (or other post), Federal Express (or similar delivery service) or by hand delivery on or before 11:59 p.m., New York time, on June 25, 2008 to the Company at the following address:

GlobalOptions Group, Inc.
75 Rockefeller Plaza
27th Floor
New York, NY 10019
Attn: Exchange Offer

If the Company has not received your properly completed and signed election form before the Offer expires, you will have rejected the Offer and you will keep your current options under their current terms and conditions. The election form is included with this letter.

Please read all of the materials describing the Offer that are included with this letter carefully. This letter is an introduction to the Offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have regarding the Offer to Rob Toro at (212) 445-6262 or ExchangeOffer@GlobalOptionsGroup.com.